UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                 72 811 K 10 3
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ] .

1)    Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

      Mark A. Gawlik

2)    Check the Appropriate Box if a Member of a Group
            (a)   [ ]
            (b)   [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization:   U.S.A.

Number            (5) Sole Voting Power: 241,321
of Shares
Beneficially      (6) Shared Voting Power:  -0-
Owned by Each
Reporting         (7) Sole Dispositive Power: 241,321
Person
With              (8) Shared Dispositive Power:  -0-

9)    Aggregate Amount Beneficially Owned by Each Reporting Person: 241,321

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares: N/A

11)   Percent of Class Represented by Amount in Row (9): 5%

12)   Type of Reporting Person: IN

ITEM 1.

      (a)   Name of Issuer: Play By Play Toys & Novelties, Inc.

      (b)   Address of Issuer's Principal Executive Offices:
            4400 Tejasco
            San Antonio, Texas 78218

ITEM 2.

      (a)   Name of Person Filing: Mark A. Gawlik

      (b)   Address of Principal Business Office or, if none, Residence:

            4400 Tejasco
            San Antonio, Texas 78218

      (c)   Citizenship:  U.S.A.

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number:  N/A

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         N/A

ITEM 4.  OWNERSHIP.

      (a)   Amount Beneficially Owned: 241,321

      (b)   Percent of Class: 5%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 241,321

            (ii)  shared power to vote or to direct the vote:  -0-

            (iii) sole power to dispose or to direct the disposition of: 241,321

            (iv)  shared power to dispose or to direct the disposition of:  -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

      N/A

ITEM 10. CERTIFICATION.

      N/A

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date


/s/MARK A. GAWLIK
Signature

MARK A. GAWLIK
Name

                                      3